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As filed with the U.S. Securities and Exchange Commission on May 19, 2004

Registration No. 333-115617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Cable and Wireless plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Virginia Porter
Cable and Wireless plc
Vice President, Investor Relations and Assoc. General Counsel
230 Park Avenue, Suite 1000
New York, New York 10169
Phone: 212 551 3563
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Scott M. Freeman Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing three ordinary shares of Cable and Wireless plc	100,000,000 American Depositary Shares	$0.05	$5,000,000	$633.50

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (14) and (15)
	(iii)	Collection and distribution of dividends	Paragraph (13)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs ((15) and (17)
	(v)	Sale or exercise of rights	Paragraphs (13) and (16)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (13) and (16)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (22) and (23)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (17)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (4), (5), and (8)
	(x)	Limitation upon the liability of the Depositary	Paragraph (19)
(3)	Fees and Charges		Paragraphs (9)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Cable and Wireless plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (12)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

  (a)
  Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of May    , 2004 among Cable and Wireless plc, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed.

  (b)
  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

  (c)
  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

  (d)
  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

  (e)
  Certification under Rule 466. Not applicable.

  (f)
  Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 18, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Cable and Wireless plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 18, 2004.

CABLE AND WIRELESS PLC
By:	/s/ FRANCESCO CAIO
Name:	Francesco Caio
Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Francesco Caio and Charles E. Herlinger, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ RICHARD D. LAPTHORNE Richard D. Lapthorne	Chairman	May 18, 2004
/s/ LORD ROBERTSON OF PORT ELLEN Lord Robertson of Port Ellen	Deputy Chairman	May 18, 2004
/s/ ROBERT O. ROWLEY Robert O. Rowley	Deputy Chairman	May 18, 2004
/s/ FRANCESCO CAIO Francesco Caio	Chief Executive Officer	May 18, 2004
/s/ KEVIN LOOSEMOORE Kevin Loosemoore	Chief Operating Officer	May 18, 2004
/s/ CHARLES E N HERLINGER Charles E N Herlinger	Chief Financial Officer	May 18, 2004
/s/ BERNARD P. GRAY Bernard P. Gray	Non-Executive Director	May 18, 2004
/s/ GRAHAM E. HOWE Graham E. Howe	Non-Executive Director	May 18, 2004
/s/ DR. JANET P. MORGAN Dr. Janet P. Morgan	Non-Executive Director	May 18, 2004
W. Anthony Rice	Non-Executive Director	May , 2004
Kasper B. Rorsted	Non-Executive Director	May , 2004
/s/ VIRGINIA PORTER Virginia Porter	Authorized Representative in the United States	May 18, 2004

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY